

02007281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SEC FILE NO.
8-52921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Global Partners LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman — 1-212- 803 9094
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Michael C. Petrycki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fulcrum Global Partners LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael C. Petrycki
Chief Executive Officer

HARRY NEEDLEMAN
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires March 30, ~~19~~ 2003

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Operations
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG


RECEIVED
MAR 01 2002
WASH. D.C.

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members of
Fulcrum Global Partners LLC:

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



February 26, 2002

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	4,372,263
Securities owned, at market value		203,201
Receivable from clearing organization		85,154
Receivable from members		4,018,168
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization		2,485,246
Other assets		159,599
Total assets	$	11,323,631

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	18,339
Payable to former members		125,000
Due to affiliate (note 3)		2,510,353
Accounts payable and accrued expenses		572,676
Total liabilities		3,226,368
Members' equity		8,097,263
Total liabilities and members' equity	$	11,323,631

See accompanying notes to statement of financial condition.

FULCRUM GLOBAL PARTNERS LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Fulcrum Global Partners LLC (the Company) changed its name from M.C. Petrycki LLC on March 14, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). On April 16, 2001 the Company commenced its business activities, acting as an executing broker or principal in the purchase and sale of U.S. listed equity securities and, as agent only, in the purchase and sale of United States Treasury issued securities. The Company also supplies proprietary market, industry and company research and data. The Company has no investment banking interests or activities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Securities Transactions

Securities transactions of the Company are recorded on a trade-date basis.

Furniture, equipment and leasehold improvements

Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the related improvement or the term of the lease.

Cash and cash equivalents

Cash and cash equivalents include non-restricted cash held at the clearing organization.

Notes receivable from members

The The Company accounts for receivable from members pursuant to Emerging Issues Task Force (EITF) Issue No. 85-1. Accordingly, the Company records notes receivable from members as an asset, based on the amount of cash actually received prior to the issuance of the financial statements or when there is substantial evidence of members' ability and intent to pay within a reasonably short period of time.

(3) Related Party Transactions

On April 1, 2001, the Company entered into a nonexclusive consulting agreement with an affiliate to have all its personnel needs provided for. The amount included in due to affiliate represents the accrued but unpaid amount relating to this consulting agreement.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist entirely of NASDAQ-listed securities in which the Company makes markets.

(5) Receivable from Clearing Organization

Amounts receivable from clearing organization at December 31, 2001 consists of commissions receivable on unsettled transactions.

(6) Commitments and Contingencies

The Company has direct obligations under an operating lease for office space, expiring in 2010, whereby the Company is committed to pay minimum future rentals as follows:

		Minimum future rentals
Fiscal year ending December 31:		
2002	$	1,086,589
2003		878,968
2004		859,968
2005		859,968
2006		930,512
2007 and thereafter		3,762,360
	$	8,378,365

The Company is a defendant in certain legal actions arising out of its business activities. Although the ultimate outcome of litigations involving the Company cannot be predicted with certainty, after reviewing these actions with its counsel, management believes it has meritorious defenses to all such actions and believes the outcome of such litigations would not have a material adverse effect on the Company's financial position or result from operations.

(7) Members' Equity

The Company's profits and losses are allocated among the active members based on their relative ownership percentages. All distributions from the Company are at the sole discretion of the managing member.

(8) Liquidity and Capital Resources

The Company had $8,097,263 in members' equity at December 31, 2001. Management believes that the Company has adequate capital and operating cash flow for its current growth objectives.

(9) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the

ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 during its first year of operations, and 15 to 1 subsequently. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 1.59 to 1. The Company's net capital was $2,012,728, which was $1,611,724 in excess of its required net capital of $401,004.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(10) Income Taxes

The Company is a limited liability company for federal, state and local income tax purposes and, accordingly, for the year ended December 31, 2001 was not subject to federal or state income taxes. The Company is subject to the New York City unincorporated business tax ("UBT"). The members of the Company will be subject to U.S. tax on their respective share of the Company's income.

(11) Fair Value of Financial Instruments

SFAS No. 107, "*Disclosure about Fair Value of Financial Instruments*", requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(12) Counterparty Credit Risk and Market Risk

As an institutional broker and dealer, the Company is primarily engaged in securities trading and brokerage activities with institutional investors including other brokers and dealers, hedge funds and money managers. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to purchase or sell the underlying securities at prevailing market prices. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $18,339 obligation in the statement of financial condition at the December 31, 2001 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2001. In security sales transactions, the Company is subject to risk of loss if the

security is not received and the market value has increased over the contract amount of the transaction.

(13) Subsequent Event

For the period January 2, 2002 through February 22, 2002, the Company collected cash on its notes receivable from members amounting to $3,903,768.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members of
Fulcrum Global Partners LLC:

In planning and performing our audit of the of financial statements of Fulcrum Global Partners LLC (the Company) as of December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of tule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

February 26, 2002